Exhibit 99.1

News

FOR IMMEDIATE RELEASE

RADCOM Reports First Quarter 2018 Financial Results

●	Q1 Revenues up 36% Year-Over-Year to $10.9 million

●	Cash, cash equivalents and short-term bank deposit of $74.5 million and No Debt

TEL AVIV, Israel – May 22, 2018 /PRNewswire/ − RADCOM Ltd. (NASDAQ: RDCM), today reported its financial results for the first quarter ended March 31, 2018.

“Our strong quarter resulted from successful execution on a number of deployments with both existing and new customers leading to our continued strong growth,” commented Mr. Yaron Ravkaie, RADCOM’s CEO. “Another example that highlights our hybrid approach of enabling a path to NFV and future proofing purchasing decisions is the top-tier galaxy operator that selected RADCOM. We expect to finalize a contract with this operator in the coming months. Given our healthy pipeline of opportunities and ongoing momentum, we are reiterating our 2018 revenue guidance of $43-$47 million.”

First Quarter 2018 Financial Highlights:

●	Revenues: Total revenues for the first quarter were $10.9 million, up 36% compared to $8.0 million in the first quarter of 2017.

●	Net Income/(Loss): GAAP net income for the period was $0.3 million, or $0.02 per diluted share, compared to GAAP net loss of $(0.3) million, or $(0.03) per diluted share for the first quarter of 2017.

●	Non-GAAP Net Income: Non-GAAP net income for the period was $1.0 million, or $0.07 per diluted share, compared to Non-GAAP net income of $0.3 million, or $0.02 per diluted share for the first quarter of 2017.

GAAP and non-GAAP results for the first quarter of 2018 and 2017, do not include any benefits related to grants from the Israel Innovation Authority as no such grants were received during the period.

●	Balance sheet: As of March 31, 2018, the Company had cash, cash equivalents and short-term bank deposit of $74.5 million and no debt.

Earnings Conference Call

RADCOM’s management will hold an interactive conference call today at 8:00 AM Eastern Time (15:00 Israel Time) to discuss the results and to answer participants’ questions. To join the call, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

From the US (toll-free): + 1-888-668-9141

From other locations: +972-3-918-0609

For those unable to listen to the call at the time, a replay will be available from May 23, 2018, on RADCOM’s website.

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About RADCOM

RADCOM (NASDAQ: RDCM) is the leading expert in cloud-native Network Intelligence for telecom operators transitioning to SDN/NFV. Providing a critical first step in an operator’s NFV transformation, RADCOM’s Network Intelligence delivers end-to-end network visibility from virtual tapping point to network insights. Comprised of RADCOM Service Assurance (MaveriQ), RADCOM Network Visibility and RADCOM Network Insights, RADCOM’s Network Intelligence portfolio provides operators with end-to-end network visibility across virtual and hybrid networks. RADCOM Network Intelligence is automated, cost-efficient, provides on-demand functionality and is specifically designed for the needs of telecom operators. RADCOM specializes in assuring next-generation, high capacity networks, including LTE, Advanced-LTE, 5G, IMS, SDN/NFV and others. For more information on how to RADCOMize your network, today, please visit www.radcom.com, the content of which does not form a part of this press release.

Non-GAAP Information

Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader’s overall understanding of the Company’s financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718, the Company’s non-GAAP results provide information to both management and investors that is useful in assessing the Company’s core operating performance and in evaluating and comparing the Company’s results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods. The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “‘believe”, “may”, “might”, “predict”, “potential”, “anticipate”, “plan” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses its revenue guidance for 2018 and expected pipeline projects for the Company and timing and actual entry into a contract with a galaxy operator, if at all, it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM LTD.

Consolidated Statements of Operations

(thousands of U.S. dollars, except share and per share data)

	Three months ended March 31,
	2018	2017
Revenues	$10,903	$8,040
Cost of revenues	2,890	2,022
Gross profit	8,013	6,018
Research and development, gross	3,744	2,488
Less - royalty-bearing participation	-	-
Research and development, net	3,744	2,488
Sales and marketing, net	3,240	2,897
General and administrative	998	1,060
Total operating expenses	7,982	6,445
Operating income (loss)	31	(427)
Financial income, net	302	109
Income (loss) before taxes on income	333	(318)
Taxes on income	(11)	(18)
Net income (loss)	$322	$(336)
Basic net income (loss) per ordinary share	$0.02	$(0.03)
Diluted net income (loss) per ordinary share	$0.02	$(0.03)
Weighted average number of ordinary shares used in computing basic net income (loss) per ordinary share	13,498,100	11,650,479
Weighted average number of ordinary shares used in computing diluted net income (loss) per ordinary share	13,785,938	11,650,479

RADCOM LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION

(thousands of U.S. dollars, except share and per share data)

	Three months ended March 31,
	2018	2017
GAAP gross profit	$8,013	$6,018
Stock-based compensation	40	47
Non-GAAP gross profit	$8,053	$6,065

GAAP Research and development, net	$3,744	$2,488
Stock-based compensation	208	109
Non-GAAP Research and development, net	$3,536	$2,379

GAAP sales and marketing, net	$3,240	$2,897
Stock-based compensation	229	128
Non-GAAP sales and marketing, net	$3,011	$2,769

GAAP general and administrative	$998	$1,060
Stock-based compensation	199	336
Non-GAAP general and administrative	$799	$724

GAAP total operating expenses	$7,982	$6,445
Stock-based compensation	636	573
Non-GAAP total operating expenses	$7,346	$5,872

GAAP operating income (loss)	$31	$(427)
Stock-based compensation	676	620
Non-GAAP operating income	$707	$193

GAAP income (loss) before taxes on income	$333	$(318)
Stock-based compensation	676	620
Non-GAAP income before taxes on income	$1,009	$302

GAAP net income (loss)	$322	$(336)
Stock-based compensation	676	620
Non-GAAP net income	$998	$284

GAAP net income (loss) per diluted share	$0.02	$(0.03)
Stock-based compensation	0.05	0.05
Non-GAAP net income per diluted share	$0.07	$0.02

Weighted average number of shares used to compute diluted net income per share	13,785,938	11,952,399

RADCOM Ltd.

Consolidated Balance Sheets

(thousands of U.S. dollars)

	As of	As of
	March 31, 2018	December 31, 2017
Current Assets
Cash and cash equivalents	$34,519	$22,575
Restricted bank deposit	35	36
Short-term bank deposit	40,000	40,000
Trade receivables, net	7,397	20,266
Inventories	213	1,199
Other receivables	2,981	2,685

Total Current Assets	85,145	86,761

Severance pay fund	3,074	3,052

Other long-term receivables	223	172

Property and equipment, net	1,958	1,924

Total Assets	$90,400	$91,909

Liabilities and Shareholders’ Equity
Current Liabilities
Trade payables	$1,436	$1,828
Deferred revenue	1,178	2,601
Employee and payroll accruals	3,584	4,062
Other payables and accrued expenses	1,884	3,428

Total Current Liabilities	8,082	11,919
Long-Term Liabilities
Deferred revenue	140	21
Accrued severance pay	3,589	3,573

Total Long-Term Liabilities	3,729	3,594

Total Liabilities	$11,811	$15,513

Shareholders’ Equity
Share capital	$634	$628
Additional paid-in capital	133,018	131,491
Accumulated other comprehensive loss	(2,519)	(2,520)
Accumulated deficit	(52,544)	(53,203)

Total Shareholders’ Equity	78,589	76,396

Total Liabilities and Shareholders’ Equity	$90,400	$91,909

For all investor enquiries, please contact:

Ran Vered

CFO

+972-77-774-5011

ranv@radcom.com

For all media enquiries, please contact:

Mark Rolston

Marketing Manager

+972-77-774-5036

markr@radcom.com

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